

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2024

Vincent J. Angotti
Chief Executive Officer
Talphera, Inc.
1850 Gateway Drive, Suite 175
San Mateo, CA 94404

> **Re: Talphera, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 6, 2024**
> **File No. 333-276898**

Dear Vincent J. Angotti:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Tyler Howes at 202-551-3370 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: John T. McKenna, Esq.